SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

USANA HEALTH SCIENCES, INC.

(Name of Subject Company (Issuer))

Unity Acquisition Corp.

Gull-Unity Holding Corp.

Gull Holdings, Ltd.

Myron W. Wentz

David A. Wentz

Jacquelyn R. Wentz

Bryan Wentz

Annette Wentz

Paul & Jane Meyer Family Foundation

Paul J. Meyer

Alice Jane Meyer

Centre Island Properties, Ltd.

Waco Boys Club Foundation, Inc.

L-K Marketing Group, LLC

Beagle Irrevocable Asset Trust

(Names of Filing Persons (Offeror))

Common Stock, $0.001 Par Value Per Share	90328M107
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Dr. Myron Wentz

3838 West Parkway Boulevard

Salt Lake City, UT 84120

(801) 954-7700

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James A. Matarese

Lisa R. Haddad

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$141,235,068	$5,550.54

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 5,432,118 shares of common stock, par value $0.001 per share, of USANA Health Sciences, Inc., at a purchase price of $26.00 per share. Such number of shares consists of 5,324,230 shares of common stock issued and outstanding as of May 28, 2008, and 107,888 shares of common stock issuable under stock options or other equity awards as of May 28, 2008, with an exercise price less than $26.00.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

1	NAMES OF REPORTING PERSONS Gull Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,302,452
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 8,302,452
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,302,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Myron W. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION St. Kitts & Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,582,452
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 8,582,452
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,582,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS David A. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 417,510
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 417,510
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Jacquelyn R. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 616,050
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 616,050
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Bryan Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 123,312
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 123,312
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Annette Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,940
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,940
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Paul & Jane Meyer Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 888,745
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 888,745
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,745
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Paul James Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 84,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 84,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Alice Jane Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 84,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 84,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Centre Island Properties, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 741,930
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 741,930
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,930
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Waco Boys Club Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 58,400
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 58,400
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS L-K Marketing Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 52,865
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 52,865
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Beagle Irrevocable Asset Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 17,340
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 17,340
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Tender Offer Statement on Schedule TO/Schedule 13E-3 (this “Schedule TO”) relates to a tender offer (the “Offer”) by Unity Acquisition Corp., a Utah corporation (the “Purchaser”) and wholly-owned subsidiary of Gull-Unity Holding Corp., a Delaware corporation (“Holdco”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of USANA Health Sciences, Inc. (“USANA” or the “Company”), not already owned by the participants in the Offer, at a price of $26.00 per share in cash, net to the sellers in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2008 (together with any supplements or amendments, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Section of the Offer to Purchase entitled “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is USANA Health Sciences, Inc., a Utah corporation. USANA’s principal executive offices are located at 3838 West Parkway Boulevard, Salt Lake City, Utah 84120. USANA’s telephone number at such address is (801) 954-7300.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of USANA, of which 16,392,384 Shares were issued and outstanding as of May 28, 2008.

(c) The information set forth in the Section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 6 (“Price Range of Shares; Dividends; Transactions in Shares”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) – (c)   The information set forth in the Section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information set forth in the Sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS” (“Background of the Offer and the Merger”) and “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) and (c)(1)-(7) The information set forth in the Sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “INTRODUCTION,” and “SPECIAL FACTORS” (“Purpose of the Offer and the Merger; Plans for USANA,” “Reasons for the Offer and the Merger” and “Certain Effects of the Offer and the Merger”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) (b) and (d) The information set forth in the Sections of the Offer to Purchase entitled “SUMMARY TERM SHEET” and “THE TENDER OFFER” – Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the Sections of the Offer to Purchase entitled “THE TENDER OFFER” – Section 6 (“Price Range of Shares; Dividends; Transactions in Shares”) and Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the Sections of the Offer to Purchase entitled “INTRODUCTION,” “SPECIAL FACTORS” (“Background of the Offer and the Merger,” “Purpose of the Offer and the Merger” and “Conflicts of Interest”) and “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”) is incorporated herein by reference.

(a)(2) –(5) The information set forth in the Section of the Offer to Purchase entitled “THE TENDER OFFER” –Section 12 (“Certain Legal Matters”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated June 2, 2008.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(1)(G)	Summary Newspaper Advertisement as published in the New York Times on June 2, 2008.

(a)(5)(A)	Press Release issued by Gull Holdings, Ltd. on May 13, 2008, incorporated by reference to Exhibit A to the Schedule TO-C filed by the Offer Participants on May 13, 2008.

(a)(5)(B)	Press Release issued by Unity Acquisition Corp. on June 2, 2008.

(b)	Commitment Letter by and between Ableco Finance LLC and Gull Holdings, Ltd., dated May 13, 2008, incorporated by reference to Exhibit C of the Schedule 13D filed by the Offer Participants on May 23, 2008.

(c)	Canaccord Adams Inc. Discussion Materials dated May 12, 2008.

(d)	Contribution Agreement dated May 13, 2008, by and among Gull-Unity Holding Corp., Unity Acquisition Corp., and certain other persons listed therein, incorporated by reference to Exhibit E to the Schedule 13D filed by the Offer Participants on May 23, 2008.

(f)	Part 13 of the Utah Revised Business Corporation Act, incorporated by reference to Exhibit A to the Offer to Purchase, dated June 2, 2008.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

ITEM 2. SUBJECT COMPANY INFORMATION.

(d) The information set forth in the Section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 6 (“Price Range of Shares; Dividends; Transactions in Shares”) is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 6 (“Price Range of Shares; Dividends; Transactions in Shares”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(c)-(e) The information set forth in the Sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS” (“Merger; Dissenters’ Rights; Rule 13e-3,” “Certain Effects of the Offer and the Merger” and “Conflicts of Interest”) and “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”) is incorporated herein by reference.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(c) and (e) The information set forth in the Sections of the Offer to Purchase entitled “INTRODUCTION,” “SPECIAL FACTORS” (“Background of the Offer and the Merger,” “Purpose of the Offer and the Merger; Plans for USANA,” “Reasons for the Offer and the Merger,” and “Conflicts of Interest”) and “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) and (c)(8) The information set forth in the Sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “INTRODUCTION,” and “SPECIAL FACTORS” (“Purpose of the Offer and the Merger” and “Certain Effects of the Offer and the Merger”) is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)-(c) The information set forth in the Sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “INTRODUCTION,” and “SPECIAL FACTORS” (“Purpose of the Offer and the Merger; Plans for USANA,” and “Reasons for the Offer and the Merger”) is incorporated herein by reference.

(d) The information set forth in the Sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS” (“Purpose of the Offer and the Merger; Plans for USANA,” “Reasons for the Offer and the Merger” and “Certain Effects of the Offer and the Merger”) and “THE TENDER OFFER” – Section 5 (“Material U.S. Federal Income Tax Consequences”) is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(e) The information set forth in the Sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS” (“Position of Purchaser, Holdco and the Offer Participants Regarding the Fairness of the Offer and the Merger”) and “THE TENDER OFFER” – Section 7 (“Certain Information Concerning USANA”) is incorporated herein by reference.

(f) None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) and (b) The information set forth in the Section of the Offer to Purchase entitled “SPECIAL FACTORS” (“Background of the Offer and the Merger” and “Position of Purchaser, Holdco and the Offer Participants Regarding the Fairness of the Offer and the Merger”) is incorporated herein by reference. A copy of the discussion materials described therein is attached hereto as Exhibit (c).

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(c) The information set forth in the Section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) and (e) The information set forth in the Sections of the Offer to Purchase entitled “SPECIAL FACTORS” (“Position of the Purchaser, Holdco, and the Offer Participants Regarding the Fairness of the Offer and the Merger”) and “THE TENDER OFFER” – Section 7 (“Certain Information Concerning USANA”) is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) The information set forth in the Section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 7 (“Certain Information Concerning USANA”) is incorporated herein by reference.

(b) Not applicable.

ITEM 14. PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(b) The information set forth in the Section of the Offer to Purchase entitled “SPECIAL FACTORS” (“Background of the Offer and the Merger” and “Conflicts of Interest”) is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2008
Date

GULL HOLDINGS, LTD.

/s/ Toby L. Marshall /s/ Mark J. Lewin
Signature
Mark J. Lewin and Toby L. Marshall, For and on behalf of Enmyn Limited Corporate Director
Name/Title

GULL-UNITY HOLDING CORP.

/s/ David A. Wentz
Signature

David A. Wentz, President
Name/Title

UNITY ACQUISITION CORP.

/s/ David A. Wentz
Signature

David A. Wentz, Vice President
Name/Title

MYRON W. WENTZ

/s/ Myron W. Wentz
Signature

DAVID A. WENTZ

/s/ David A. Wentz
Signature

JACQUELYN R. WENTZ

/s/ Jacquelyn R. Wentz
Signature

BRYAN WENTZ

/s/ Bryan Wentz
Signature

ANNETTE WENTZ

/s/ Annette Wentz
Signature

PAUL & JANE MEYER FAMILY FOUNDATION

/s/ William Terry Irwin
Signature

William Terry Irwin, Vice President
Name/Title

PAUL J. MEYER

/s/ Paul J. Meyer
Signature

ALICE JANE MEYER

/s/ Alice Jane Meyer
Signature

CENTRE ISLAND PROPERTIES, LTD.

/s/ Christopher Whorms
Signature

Christopher Whorms, Director
Name/Title

WACO BOYS CLUB FOUNDATION, INC.

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Vice President
Name/Title

L-K MARKETING GROUP, LLC

/s/ Kevin Rhea
Signature

Kevin Rhea, President
Name/Title

BEAGLE IRREVOCABLE ASSET TRUST

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Trustee
Name/Title

INDEX OF EXHIBITS

(a)(1)(A)	Offer to Purchase, dated June 2, 2008.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(1)(G)	Summary Newspaper Advertisement as published in the New York Times on June 2, 2008.

(a)(5)(A)	Press Release issued by Gull Holdings, Ltd. on May 13, 2008, incorporated by reference to Exhibit A to the Schedule TO-C filed by the Offer Participants on May 13, 2008.

(a)(5)(B)	Press Release issued by Unity Acquisition Corp. on June 2, 2008.

(b)	Commitment Letter by and between Ableco Finance LLC and Gull Holdings, Ltd., dated May 13, 2008, incorporated by reference to Exhibit C of the Schedule 13D filed by the Offer Participants on May 23, 2008.

(c)	Canaccord Adams Inc. Discussion Materials dated May 12, 2008.

(d)	Contribution Agreement dated May 13, 2008, by and among Gull-Unity Holding Corp., Unity Acquisition Corp., and certain other persons listed therein, incorporated by reference to Exhibit E to the Schedule 13D filed by the Offer Participants on May 23, 2008.

(f)	Part 13 of the Utah Revised Business Corporation Act, incorporated by reference to Exhibit A to the Offer to Purchase, dated June 2, 2008.